Suite 1650
1055 West Hastings St.
Vancouver, B.C.
Canada V6E 2E9
T 604 632 4677
F 604 632 4678

Fronteer
The Science of Discovery

July 11, 2008

via EDGAR and facsimile

Ms. Jill Davis
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE: Fronteer Development Group Inc.
Form 40-F for Fiscal Year Ended December 31, 2007
Filed March 28, 2008
File No. 1-32557

Dear Ms. Davis:

Thank you for your letter of July 3, 2008 (the "Comment Letter"). We have reproduced your questions in this letter and included our responses thereto.

Form 40-F for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis

Acquisition of New West Gold Corporation, page 5

1. **We note that you have acquired one hundred percent of the issued and outstanding shares of New West. We further note that you have accounted for the transaction as an acquisition of assets. Please tell us the facts you have considered to arrive at your asset purchase conclusion for both Canadian and U.S. GAAP. Please provide us an analysis for U.S. GAAP purposes using the guidance found in EITF 98-3.**

Response:

Fronteer Development Group Inc. (the "Company") determined whether the acquisition of NewWest qualified as a business combination or a purchase of assets in accordance with the guidance in Canadian GAAP per EIC 124 *Definition of a Business* ("EIC 124") and in US GAAP per EITF 98-3 *Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business* ("EITF 98-3"). EITF 98-3 and EIC 124 are harmonized accounting standards which contain substantially the same guidance. The analysis below, which uses the guidance found in EITF 98-3, is also applicable under EIC 124.

NewWest was considered to be a development stage company as it was in the early stages of development of the each of its 19 exploration projects. It had not commenced commercial production and had no revenue streams arising from its operations. EITF 98-3 provides guidance on development stage companies as follows:

> *"... if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business."*

Based on the above, the Company determined the acquisition of NewWest by the Company does not meet the definition of a business under EITF 98-3. As a result, FASB 141, *Business Combinations* does not apply and the transaction should be accounted for as an acquisition of assets. The same conclusion was reached under Canadian GAAP.

Financial Statements

Consolidated Statements of Cash Flows, page 3

2. **Please tell us the nature of the accounts receivable, accounts payable and accrued liabilities that are reflected in the "Investing activities" section of your statement. Please clarify why you believe changes in these amounts should be reflected as investing activities.**

Response:

The nature of the accounts receivable and other and the accounts payable and accrued liabilities reflected in the "Investing activities" section of the consolidated statement of cash flows is that these balances relate to items which are capital in nature, primarily the items classified as "Equipment" and "Exploration properties and deferred exploration expenditures" including accounts payable and accrued liabilities related to acquisitions and expenditures and accounts receivable related to refundable taxes (such as goods and services tax) paid in connection with these activities and prepaid expenses and deposits related to exploration activities. The changes in these amounts relate to activities undertaken by the Company in connection with items classified as investing activities and as a result they are classified as such.

Note 2 - Significant Accounting Policies

Exploration Properties and Deferred Exploration Expenditures, page 6

3. **We note your disclosure regarding the recognition of payments or receipt of option payments. Please clarify for both Canadian and U.S. GAAP, how you account for these receipts and payments.**

Response:

The Company accounts for the payment or receipt of option payments in connection with its exploration properties as an increase or a decrease, respectively, in the book value of the property under option. The Company proposes to add the following clarification to its accounting policy in its audited annual financial statements for the year ending *December 31, 2008*:

> The Company recognizes the payment or receipt of payments required under option agreements *as an addition or reduction, respectively, in the book value of the property under option* when paid or received.

Note 3 - Acquisition of New West Gold Corporation, page 10

4. **We note that your acquisition of New West included amounts related to deferred exploration expenditures. Please clarify for us the amount of such costs that have been recognized as an asset in your financial statements.**

Response:

The acquisition of NewWest Gold did not include any amounts related to deferred exploration expenditures. The $212,052,383 disclosed as "Exploration properties and deferred exploration expenditures" upon acquisition of NewWest Gold in Note 3 to the consolidated financial statements represents the cost of acquisition of the exploration properties acquired. The methodology utilized in determining this value is discussed further in our response to Question #5 of the Comment Letter. The caption "Exploration properties and deferred exploration expenditures" in Note 3 to the consolidated financial statements was used to provide consistency with the line item in the Company's balance sheet and it would have been more accurate to refer solely to "Exploration properties."

Subsequent to the completion of the acquisition of the NewWest Gold exploration properties, the Company expended $1,781,905 in deferred exploration expenditures in connection with these properties as disclosed in Note 8 to the consolidated financial statements.

5. **Please tell us what method(s) you used to determine the fair value of the acquired exploration properties and deferred exploration expenditures.**

Response:

In order to determine the fair value of the 19 exploration projects acquired in connection with the acquisition of NewWest, the Company engaged Deloitte & Touche LLP, external valuators, to prepare an independent valuation report on the fair value of the identifiable assets of NewWest as at September 24, 2007 including the acquired exploration properties. Deloitte & Touche LLP utilized the "Market Approach" method to determine the fair value of the acquired exploration properties.

Note 18 - Differences Between Canadian and U.S. Generally Accepted Accounting Principles, page 27

Note (a) - Interest in Exploration Properties and Deferred Exploration Costs, page 29

6. **Please explain why you have not presented a U.S. GAAP adjustment related to acquired deferred exploration costs associated with your New West Gold Corporation acquisition. Please clarify why you believe these amounts represent an asset under U.S. GAAP at the time of acquisition.**

Response:

As noted in our response to Question #4, the acquisition of NewWest Gold did not include any amounts related to deferred exploration expenditures. The $212,052,383 disclosed as "Exploration properties and deferred exploration expenditures" upon acquisition of NewWest Gold in Note 3 to the consolidated financial statements represents the cost of acquisition of the exploration properties acquired as determined under the methodology outlined in our response to Question #5. The caption "Exploration properties and deferred exploration expenditures" in Note 3 to the consolidated was used to provide consistency with the line item in the Company's balance sheet.

U.S. GAAP adjustment 18(a) includes an adjustment charging to operations $1,781,905 related to exploration costs expended in relation to the NewWest properties during the period from September 24, 2007 (date of acquisition) to December 31, 2007 which were capitalized under Canadian GAAP and expensed under US GAAP.

EITF 04-04 states that an entity should include value beyond proven and probable (VBPP) reserves in the value allocated to mining assets in a purchase price allocation, to the extent that a market participant would include VBPP in determining the fair value of the asset. As discussed in response 5 above, a formal valuation was conducted which used the Market Approach to determine the value of the assets acquired.

7. **We further note your disclosure that indicates under U.S. GAAP exploration costs are capitalized upon the determination of proven and probable mineral reserves. Please note that under U.S. GAAP, exploration costs shall be expensed as incurred regardless of a property's stage of development or the existence of reserves. This includes all drilling and related exploration costs associated with upgrading mineral resources to reserves as well as costs incurred to identify additional resources at development or production stage properties. Please modify your accounting policy accordingly.**

Response:

The Company believes that it has appropriately applied an accounting policy that is consistent with the treatment of exploration costs under U.S. GAAP, but proposes to include the following disclosure in its U.S. GAAP reconciliation note in its 2008 annual audited financial statements in relation to the Company's accounting policy for exploration costs under U.S. GAAP:

(a) Interest in exploration properties and deferred exploration costs

Under U.S. GAAP, acquisition costs are capitalized, but exploration costs are not considered to have the characteristics of property, plant and equipment and, accordingly are expensed as incurred.

Upon completion of a final feasibility study determining that economically proven and probable reserves exist, the costs related to development of the mining property are capitalized. During the year, the Company capitalized $• million (2007 - $Nil, 2006 - $Nil) in relation to properties in the development stage.

Note (d) - Investment in Aurora, page 29

8. **We note you have reflected your dilution gains as capital transactions for U.S. GAAP purposes due to Aurora being a development stage entity. Please explain. It is unclear why you believe an enterprise's stage of development is determinative in the accounting for such transactions and tell us the guidance you are relying upon. Please refer to SAB Topic 5:H and paragraph 10 of SFAS 7.**

Response:

The Company is relying on the guidance included in SAB Topic 5:H in determining the accounting for the dilution gains resulting from the Company's holding in Aurora. Question #2 in SAB Topic 5:H states that, "*the staff believes that realization is not assured where the subsidiary is a newly-formed, non-operating entity; a research and development, start-up or development stage company; an entity whose ability to continue in existence is in question; or other similar circumstances. In those situations, the staff believes that the change in the parent company's proportionate share of subsidiary equity resulting from the additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation.*"

Paragraphs 8 and 9 of SFAS 7 provide the following definition of a development stage enterprise:

8. *For purposes of this Statement, an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists:*

   a. *Planned principal operations have not commenced.*

   b. *Planned principal operations have commenced, but there has been no significant revenue therefrom.*

9. *A development stage enterprise will typically be devoting most of its efforts to activities such as financial planning; raising capital; exploring for natural resources; developing natural resources; research and development; establishing sources of supply; acquiring property, plant, equipment, or other operating assets, such as mineral rights; recruiting and training personnel; developing markets; and starting up production.*

The Company considers that Aurora meets the definition of a development stage enterprise as defined in Paragraphs 8 and 9 of SFAS 7 as Aurora devotes substantially all of its activities to raising capital for the purpose of exploring for natural resources at Aurora's Michelin and Jacques Lake uranium deposits in the

Central Mineral Belt region of Newfoundland and Labrador, Canada. Aurora has not commenced its principal operations and has no revenue streams. As Aurora is a development stage entity, the Company follows the staff's guidance in Question #2 in SAB Topic 5:H which states that "*the staff believes that realization is not assured where the subsidiary is a ... development stage company ... or other similar circumstances. In those situations, the staff believes that the change in the parent company's proportionate share of subsidiary equity resulting from the additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation*". As a result, the Company accounted for the dilution gains in connection with sales of shares by Aurora as equity transactions.

Acknowledgment of Responsibility:

In addition, the Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(3) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We appreciate your interest in our disclosure and trust these responses address your concerns. Should you have any further questions, please address your letter to the undersigned.

Yours truly,

Sean Tetzlaff
Chief Financial Officer and Corporate Secretary

cc: Kevin Sterzel
Securities and Exchange Commission

Lenard F. Boggio
PricewaterhouseCoopers LLP

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